

EASTERLY SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69661

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17   AND ENDING 12/31/17

           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Easterly Securities LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

138 Conant Street

                         (No. and Street)

Beverly	MA	01915
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jurgen Lika 617-303-4809

                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP

                           (Name – if individual, state last, first, middle name)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, Jurgen Lika, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Easterly Securities LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RACHEL M. WILLIAMS
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
June 29, 2018

Rachel Williams
Notary Public

Signature

FINOP
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EASTERLY SECURITIES LLC

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Easterly Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Easterly Securities LLC (the "Company") as of December 31, 2017 and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Marcum LLP

Marcum LLP

We have served as the Company's auditor since 2016.

New York, NY
March 28, 2018



EASTERLY SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS		
Cash	$	188,972
Receivables		165,685
Due from Member		180,944
Prepaid expenses		10,103
Other assets		2,184
TOTAL ASSETS	**$**	**547,888**
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Due to Member	$	2,147
Accounts payable and accrued expenses		41,094
Deferred revenue		265,625
TOTAL LIABILITIES		**308,866**
MEMBERS' EQUITY		239,022
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	**547,888**

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZATION AND NATURE OF THE BUSINESS

Easterly Securities LLC (the "Company") was organized on July 6, 2015 as a Delaware limited liability company. The Company began its operations as a broker-dealer on February 29, 2016. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investors Protection Corp ("SIPC"). The Company provides placement and advisory services to its clients. The term of the Company shall continue in perpetuity unless the Company is dissolved in accordance with the provisions of its articles of organization.

On November 13, 2017, the limited liability company agreement was amended and restated to admit EPG Holdings LLC ("EPG Holdings") as a new member and as the managing member of the Company. Prior to this date, the Company was a wholly owned subsidiary of Easterly Partners Group LLC ("Easterly Partners" or the "Member"). EPG Holdings LLC and Easterly Partners Group LLC (together, the "Members") are majority owned by Easterly LLC (the "Members' Parent"). EPG Holdings and Easterly Partners own different classes of units and, therefore, have different membership rights to the economics of the Company. As of December 31, 2017, all of the Company's assets and liabilities are allocable to Easterly Partners' class of units.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). However, in accordance with FINRA Rule 17a-5(e)(3), only the Statement of Financial Condition is made available publicly and therefore certain required statements and footnote disclosures under US GAAP are omitted from this public annual report ("Financial Statement"). The complete financial statements are filed confidentially in accordance with FINRA Rule 17a-5(e)(3).

Use of Estimates in the Financial Statements

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

At December 31, 2017, the Company had no cash equivalents.

Income Taxes

As disclosed in Note 1, the Company was a wholly owned subsidiary of Easterly Partners from inception to November 12, 2017 and was treated as a disregarded entity under the Internal Revenue Code. From November 13, 2017 to December 31, 2017, EPG Holdings and Easterly Partners were members of the Company and consented to the Company's election to be treated as a limited liability company under the Internal Revenue Code. As a limited liability company, the earnings and losses of the Company are included in the tax return of its Members and passed through to their members and, accordingly, no provision for federal or state income taxes has been included in the financial statement. The income tax provision represents the Company's share of the consolidated group's New York City Unincorporated Business Tax ("NYC UBT"), which is $23,307 for the year ended December 31, 2017. The NYC UBT is calculated as if the Company files on a separate return basis for the full period. A separate report will be filed for the period from November 13, 2017 to December 31, 2017. Of this amount, $21,160 was paid to Easterly Partners during the year and $2,147 was outstanding as a payable to Easterly Partners as of December 31, 2017 and included in "Due to Member" in the accompanying Statement of Financial Condition. No amount of NYC UBT was paid or was payable to EPG Holdings as no income was allocated to this member during the period from November 13, 2017 to December 31, 2017 because the class of units owned did not have rights to any income earned during this period.

The Company accounts for NYC UBT under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period enacted. A valuation allowance is provided when it is more likely than not that a portion or all of a deferred tax asset will not be realized.

The Company evaluates its uncertain tax positions under the provisions of Accounting Standards Codification ("ASC") 740 —Income Taxes. ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits". A liability is recognized (or amount of net operating loss carry forward or amount of tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized because of applying the provisions of ASC 740. As of December 31, 2017, no liability for unrecognized tax benefits was required to be recorded.

The Company is not currently under examination but is subject to examination for the 2015 through 2017 tax years for Federal, New York State and New York City purposes.

The Tax Cuts and Jobs Act (the "Act"), which was enacted on December 22, 2017, made key changes to the U.S. tax law, including the reduction of the U.S. federal corporate tax rate and pass-through entity tax rate. ASC 740 requires the effects of changes in tax rates and laws on deferred tax balances to be recognized in the period in which the legislation is enacted. Since the earnings and losses of the

Company are passed through to its Members, the Company concluded that there was no impact to the financial statement for the year ended December 31, 2017.

NOTE 3 - CONCENTRATIONS AND CREDIT RISK

Concentrations

As of December 31, 2017, the Company had approximately $125,000 (36%), $180,104 (52%), and $30,000 (9%) outstanding as a receivable from three clients.

Credit Risk

The Company maintains a checking account in one financial institution. Accounts at the bank are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash may be uninsured or in deposit accounts that exceed the FDIC insurance limit. The Company has not experienced any losses in the account. The Company believes it is not exposed to any significant risk on cash. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), under which the Company is required to maintain a minimum net capital of the greater of $5,000 or 6-2/3% of the aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had a net capital deficit of $140,485. The Company's ratio of aggregate indebtedness to net capital was (2.58) to 1 at December 31, 2017.

On February 28, 2018, it was determined that the Company had a net capital deficiency from June 1, 2017 through February 28, 2018. On February 28, 2018, the Company notified FINRA of its net capital deficiencies.

The Company cured such deficiencies whereby Easterly Partners made $1,000,000 in capital contributions to the Company on February 23, 2018. Easterly Partners made another $1,000,000 in capital contributions to the Company on February 28, 2018.

Under its rules, FINRA may prohibit a member firm from expanding its business or making distributions if resulting net capital would be less than five percent (5%) of aggregate debit balances. Advances to affiliates, repayments of subordinated debt, distributions and other equity withdrawals by the Company are subject to certain notification and other provisions of the SEC and FINRA rules. In addition, the Company is subject to certain notification requirements related to withdrawals of excess net capital.

NOTE 5 - EXEMPTION UNDER 15C3-3

The Company qualifies under the exemptive provisions of SEC Rule 15c3-3 under subparagraph (k)(2)(i) as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with Easterly Partners under which Easterly Partners allocates direct operating expenses to the Company. The allocated expenses are primarily employee costs, office occupancy expenses, and other operating overhead expenses.

During the year ended December 31, 2017, total expenses allocated by Easterly Partners to the Company were $1,684,158 all of which was either repaid to Easterly Partners or settled through a non-cash contribution pursuant to a consent between the two parties as of December 31, 2017. This non-cash contribution was $396,096.

Easterly Partners also charges the Company for out-of-pocket expenses incurred by the employees that are directly attributable to the Company. During the year ended December 31, 2017, total out-of-pocket expenses charged by Easterly Partners to the Company were $255,955 of which $2,147 was outstanding and owed to Easterly Partners as of December 31, 2017 and included in "Due to Member" in the accompanying Statement of Financial Condition.

On April 1, 2017, the Company and Easterly Partners entered into a services agreement whereby the Company would provide assistance and strategic, structural and other input and advice and certain marketing and placement services to a client of Easterly Partners. In turn, Easterly Partners agreed to compensate the Company for such services. During the year ended December 31, 2017, the Company recognized $1,180,106 of revenue under this services agreement, of which $180,104 was outstanding as of December 31, 2017 and included in Due from Member in the accompanying Statement of Financial Condition. Under the services agreement, compensation from the client for such services is received by Easterly Partners. During 2017, the Company and Easterly Partners agreed to reduce the equity of Easterly Partners in lieu of payments aggregating to $1,000,002 owed to the Company from Easterly Partners under the services agreement.

During 2017, the Company distributed $930,000 to Easterly Partners.

The accompanying financial statement has been prepared from the separate records maintained by the Company and, due to the expense sharing agreement with Easterly Partners, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

NOTE 7 - FAIR VALUE

Certain financial instruments are carried at cost on the Statement of Financial Condition, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash, accounts receivable and accounts payable.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Litigation

In the normal course of business, the Company may be involved in legal proceedings, claims and assessments arising from the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Currently there is no litigation against the Company.

Indemnification

The Company enters into agreements with each client and as is standard business practice, it may provide representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally may indemnify them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into as part of normal course of business. The Company's maximum exposure under these arrangements cannot be known; however, the Company expects any risk of loss to be remote.

NOTE 9 - SUBSEQUENT EVENTS

Management of the Company evaluated events that have occurred after the balance sheet date of December 31, 2017 but before the financial statement was available to be issued.

Easterly Partners made $1,000,000 in capital contributions to the Company on February 23, 2018. Easterly Partners made another $1,000,000 in capital contributions to the Company on February 28, 2018.